Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

FOIA Confidential Treatment Requested by Mine Safety Appliances Company Under 17 C.F.R. §200.83

October 15, 2010

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 001-15579

Dear Mr. Jaramillo:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated October 1, 2010.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment. For your convenience, we begin with a background section that summarizes many of the responses contained in our prior correspondence. Our responses to the comments set forth in your October 1, 2010 letter begin on page 5.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

Relevant Background

Insurance receivables should be recorded for the amount that is deemed collectible only if (1) a loss has occurred which is subject to the terms of a legally enforceable insurance contract, (2) the terms of such contract are not in dispute and (3) the amount of the loss has already been recognized in the financial statements of the Company. Accounting Standards Codification (“ASC”) No. 410-30-35-8 and 35-9, Environmental Obligations - Subsequent Measurement - Impact of Potential Recoveries, addresses insurance recoveries related to environmental obligations and states that an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable. The term probable is used in this Subtopic with the specific technical meaning in paragraph ASC 450-20-25-1, Loss Contingencies-Recognition. If the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.

We have been named as a defendant in numerous cumulative trauma product liability lawsuits in which plaintiffs allege to have contracted certain diseases (e.g., silicosis, asbestosis, or coal worker’s pneumoconiosis) as a result of exposure to silica, asbestos and/or coal dust, notwithstanding, or in some cases, due to their alleged use of a Mine Safety Appliances Company (“MSA”) product. Generally, losses incurred for these claims include: (1) amounts paid to plaintiffs for settlement of their lawsuits and (2) attorneys’ fees and trial costs incurred in the defense of those lawsuits.

We have over 100 commercial liability insurance policies, issued by multiple insurance carriers, which provide insurance coverage for losses, including losses from cumulative trauma product liability injuries. Controlling law for the trigger of coverage for cumulative trauma claims and our ability to select insurance carriers is a decision by the Pennsylvania Supreme Court, J.H. France Refractories Co. v. Allstate Insurance Co., 626 A.2d 502 (Pa. 1993). Under J.H. France, all policies in effect during any stage of the cumulative trauma disease process (exposure to the injurious substance, progression of the disease pathology, and diagnosis of the disease) are triggered.

The injuries alleged in cumulative trauma product liability claims often occur over a span of many years, beginning from the time a claimant is first allegedly exposed to an injurious substance, such as asbestos, silica, or coal dust, to the date that the claimant is ultimately diagnosed with a related disease. Therefore, most of the cumulative trauma product liability claims for which we are sued trigger more than one of our insurance policies. Pursuant to J.H. France, we may select which triggered insurance policy should be responsible for a specific claim. Once selected, an insurer must pay the settlement losses and defense costs associated with that claim, subject to the terms and conditions of the triggered policy. Thereafter, however, if claims remain unpaid, we remain able to re-select at a later date another insurer or insurers for reimbursement. We previously provided you a copy of the J.H. France decision with our letter dated August 18, 2010.

From the early 1980s through late 2004 or early 2005, certain of our insurance carriers paid in full our claims for insured cumulative trauma product liability losses under their respective policies and pursuant to cost sharing agreements (“CSAs”). During that period, those insurers made their payments in accordance with allocations that they negotiated among themselves and memorialized in the CSAs. The types of claims comprising our insurance receivables do not materially or substantially differ from claims paid by our insurers in the past, including insurers who were parties to CSAs.

As the name suggests, the CSAs in which various of our insurers participated over time (“participating insurers”) were contractual arrangements whereby those participating insurers – each of whom had issued one or more insurance policies to us covering cumulative trauma product liability claims – apportioned among themselves responsibility for paying the settlement and defense costs that we, as their mutual insured, incurred in connection with our product liability suits.

Several points relevant to the CSAs are worth noting:

•	The CSAs were voluntary agreements that were negotiated and struck among various of our insurers. We were not a party to the CSAs.

•

Our contractual rights in relation to each participating insurer are set forth in the individual policies that each participating insurer issued to us and for which we paid a premium. The CSAs did not alter, amend, or supersede our rights or the participating insurers’ obligations to us under those individual policies and Pennsylvania law.

•

From the participating insurers’ perspective, the CSAs were attractive because they extended the period over which a given participating insurer otherwise would be paying the limits of its policies. That is, rather than paying all of the costs associated with a given product liability lawsuit from a single policy issued to us, a participating insurer was, by operation of the CSA, able to share those costs with the other participating insurers. Thus, over time, a CSA could extend the period over which a participating insurer’s policy limits were paid. A CSA does not impact the total amount that a participating insurer is obligated to pay under any of its policies.

•

From our perspective, as long as the claims associated with a given liability were being paid in full by the participating insurers, we generally had no objection to those carriers agreeing among themselves as to the percentages of those claims that each paid.

In late 2004 and early 2005, certain of our insurance carriers who were participating in the most recent CSA could not agree on (1) which of their policies remained available to pay and (2) how costs would be shared. While those insurers attempted to renegotiate an allocation of costs that was acceptable to each – which they were never able to do – they generally stopped paying our settlement and defense costs, in violation of their obligations under their respective policies. Without our claims being paid, we exercised our rights in accordance with J.H. France.

Thus, under J.H. France, we demanded full payment from certain of our insurance carriers, including Century Indemnity Company (“Century”) and Columbia Casualty Company (“CNA”), for settlement losses and defense costs associated with certain cumulative trauma product liability claims. The settlement losses and defense costs associated with any one claim were not submitted to be shared among insurance carriers pursuant to the terms of any CSA. Rather, we demanded payment in full for each specific claim pursuant to a specific insurance policy issued by a specific insurer, consistent with our contractual rights and our rights as a policyholder under J.H. France.

Despite our demands for full payment, Century – to whom certain of the demands had been made – continued to refuse to reimburse us for cumulative trauma product liability settlement losses and defense costs that we had paid. As a result of Century’s refusal to reimburse our cumulative trauma product liability claims, in 2006 we filed a lawsuit against Century, alleging that it had breached its contractual obligations and that it had engaged in bad faith claims-handling.

Thereafter, in 2009, when CNA and The North River Insurance Company (“North River”) also refused to reimburse our cumulative trauma product liability claims, we filed lawsuits against those carriers as well.

We did not sue to enforce any CSA. Instead, we sued to enforce the terms and conditions of the relevant insurance policies and to recover the settlement and defense costs owed pursuant to those policies.

We settled our lawsuits with Century and CNA during 2010. The North River lawsuit is ongoing.

We evaluate the collectability of our recorded insurance receivables on an ongoing basis and have concluded that they are collectable. We have based our conclusions on the collectability of the insurance receivables on a number of key considerations:

•

Our understanding of the coverage available under our applicable insurance policies, bolstered by favorable rulings supporting our position, such as one issued in Mine Safety Appliances Co. v Century Indemnity Co., et al., Court of Common Pleas, Allegheny County, Pennsylvania, No. G.D. 06-13611, ruling that we were correct in our understanding of the coverage limits available under certain insurance policies.

•	The status of negotiations with specific insurance carriers, which led to the successful settlements with Century and CNA during 2010.

•	Our support for the claims underlying the insurance receivables balance.

•	Our past experience in collecting similar claims from certain of our insurance carriers, including some of the same carriers involved in the coverage litigations.

•	A thorough review of applicable Pennsylvania laws and legal precedents, including J.H. France.

•

Our right, pursuant to J.H. France to assign, and our right to re-assign, responsibility for payment of a claim to any of our policies that is triggered by the claim. In other words, even when we have selected a carrier to pay a claim pursuant to a certain insurance policy, J.H. France gives us the right to withdraw that selection and select a different insurance carrier’s policy to pay the claim.

•

The concurrent conclusion of outside legal counsel stating that there is ample support in our insurance policies and applicable case law for our claims for full reimbursement from our insurance carriers. We have engaged two law firms who specialize in insurance matters to assist us in our insurance recovery efforts and advise us on our rights as a policyholder.

•

The amounts of additional insurance coverage available to us with multiple carriers, which, under J.H. France, we are free to select for coverage and, subject to applicable policy language, are fully liable to us for payment of claims submitted to them.

•	The financial strength of the insurance carriers as determined by an independent credit rating agency.

As a result of our settlements with Century and CNA, approximately half of the $91.7 million insurance receivable balance at December 31, 2009 is no longer in dispute, as agreements have been reached for us to receive payments for these amounts. No write off was recognized as a result of these settlements. We believe that our success in reaching these settlements corroborates our conclusions regarding the collectability of the insurance receivables.

Despite the fact that we have litigated against certain carriers, we believe that we overcame the rebuttable presumption, as noted within ASC No. 410-30-35-9, based on the following considerations: our documented support for the claims underlying the receivable balance and our past history of collecting similar claims; the conclusion of outside legal counsel stating that there was ample support in our insurance policies and applicable case law for our claims for full reimbursement from our insurance carriers of the entire $91.7 million; the status of proceedings under the various legal actions, including a number of favorable rulings supporting our position in the litigations; progress in negotiations with specific insurance carriers; and the amounts of additional coverage available to us with multiple carriers. Accordingly, our conclusion continues to be that it is not a matter of whether we will be reimbursed by the insurance carriers, but rather a matter of when we will be reimbursed by our insurance carriers and by which ones.

Responses to comments in October 1, 2010 letter

1. We note that you settled with New Century in May 2010 and Columbia River (“CNA”) in July 2010. Please explain the exact terms and conditions of each of these settlements, including how the amount of the settlements was determined. Indicate if and how the settlements impact your rights on your previously existing insurance policies with these companies.

Response: We entered into a Confidential Settlement Agreement and Mutual Release with Century in May 2010 and a Confidential Settlement Agreement and Mutual Release with CNA in July 2010 (the “Settlement Agreements”).1

Each Settlement Agreement includes a confidentiality provision stating that “[t]he amount and terms of [the agreement] and all matters relating to the Settlement Agreement’s negotiations and implementation shall be confidential and are not to be disclosed except” in certain instances. While the agreements permit disclosure “to any

[1]	Herein, Century and CNA are referred to together as the “Settling Insurers.”

*FOIA Confidential Treatment

requested by Mine Safety Appliances Company

pursuant to 17 CFR 200.83

governmental agency, tax authority or securities exchange in connection with any reporting, disclosure, or other regulatory requirements,” neither the insurers nor we are permitted to publicly disclose the agreements or their terms at any time.

The amount of each settlement was determined by arms-length negotiations between us and the insurer. [***]

[***]

[***] However, based on our rights pursuant to J.H. France, we can re-assign responsibility for payment of a claim to any of our policies that are triggered by the claim. In other words, J.H. France gives us the right to withdraw the claim from Century and select a different insurance carrier’s policy to pay the claim. Therefore, the entire amount that was not recovered from Century can be reallocated to the other insurance policies that were triggered by the claims. We expect full reimbursement of this remaining amount under those policies.

[***]

The agreements required us to dismiss the action we had filed against Century in the Court of Common Pleas, Allegheny County, Pennsylvania (docketed at No. G.D. 06-13611) and the action we had filed against CNA in the U.S. District Court for the Western District of Pennsylvania (docketed at No. 2:09-cv-00373). Both cases are now dismissed.

2. Please indicate if and how the settlements you have made to date have impacted the amount you are contractually able to collect under your previously existing policies.

Response: The settlements we entered into with Century and CNA, and the Settlement Agreements, impact the Settled Insurance Policies of those carriers in the manner detailed above.

As to our other insurers and their policies, the Century and CNA settlements do not impact the amount we are contractually able to collect under any other non-settled insurance policies. Finally, as set forth more fully in response to Comment 3 below, the settlements in no way impair our ability to collect in full our insurance receivable from other insurance carriers.

3. Please explain what you mean when you state that “No write off was recognized as a result of these settlements.”

Response: We had previously selected Century and CNA to be responsible for costs associated with a number of cumulative trauma product liability claims. [***]

[***] After applying these proceeds to the receivable, to the extent that there are remaining claims for which we had previously selected Century or CNA to assume responsibility, we are free under Pennsylvania law to select a different triggered insurance policy to assume responsibility for those claims.

***	Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.

We have more than 100 commercial liability insurance policies, issued by multiple insurance carriers, which provide coverage for losses from cumulative trauma product liability injuries. We have evaluated the financial strength of our insurance carriers and the coverage available for the cumulative trauma product liability losses which make up our insurance receivables and have concluded that our policies have available coverage limits that are significantly in excess of the amounts that we have cumulatively claimed to date.

Controlling law for the trigger of insurance coverage for cumulative trauma claims and the selection of insurance carriers is J.H. France, which held that an insurer is obligated to provide coverage on a cumulative trauma claim if any one of three disease events occurred during the term of its policy: (1) exposure to the injurious substance, (2) progression of the disease pathology, and (3) diagnosis of the disease. For example, if an individual was first exposed to an injurious substance, such as asbestos, in 1965, and the injury continued to progress every year after that leading to an adverse diagnosis in 2010, all insurance policies that provided coverage from 1965 through 2010 would be triggered for the related product liability loss.

Therefore, in the event that a policyholder has more than one insurance policy which covers a cumulative trauma product liability claim, the policyholder, pursuant to J.H. France, is free to select the policy or policies under which it is to be paid, and may withdraw that claim from the selected insurer and re-select at a later date another insurer if the claim remains unpaid.

Because our insurance receivable balance relates to cumulative trauma product liability claims that have triggered multiple insurance policies, we may look to other insurers and other policies to assume responsibility for the remaining claims and to pay the remaining balance. Because we have concluded that we have sufficient coverage available from other triggered policies issued by other insurance carriers, the settlements did not result in a write-off of any recorded insurance receivable.

4. We note that you filed a suit against New Century in early 2006. Please clarify whether or not you were having similar issues with your other insurance companies at that time. If you were, please explain why the other insurance companies were not also named in your lawsuit.

Response: Historically, we did not have similar issues with our other insurance carriers. From the early 1980s through late 2004 or early 2005, certain of our insurance carriers paid in full our product liability claims for cumulative trauma losses under their respective policies and pursuant to cost sharing agreements. During that period, those insurers made their payments in accordance with allocations that they negotiated among themselves and memorialized in the cost sharing agreements. Allocations changed and/or were renegotiated over time depending on which insurers and policies were participating in the cost sharing agreements. In late 2004 and early 2005, certain of our insurance carriers who were participating in the most recent cost sharing agreement could not agree on (1) which of their policies remained available to pay and (2) how costs would be shared.

While most, if not all, of the then-participating insurers indicated a willingness to agree to a new allocation approach, Century was unwilling to do so.

While in the midst of these negotiations, Century abruptly filed a declaratory judgment action against us and our other insurers in New Jersey. The filing of that lawsuit in New Jersey prompted a shift from negotiation to litigation in relation to Century. At the time Century filed its action in New Jersey, we did not want to be involved in a lawsuit with all of our insurers. Nor did we want to litigate in New Jersey. Accordingly, we filed a motion to dismiss that action, which the trial court granted and the appellate court affirmed.

We filed suit against Century in the Court of Common Pleas, Allegheny County, Pennsylvania. We chose to sue Century, and not any other insurers, at that time because, among other things, (1) Century was the most significant impediment to certain of our insurers agreeing to a new allocation of costs, (2) after repeated meetings, conversations, and correspondence, Century had proven the most difficult for us to deal with, (3) in the aggregate, the limits of the Century policies triggered at that time provided a significant amount of coverage, (4) our earliest demands for full payment, in accordance with our rights under J.H. France, had been directed to Century, and (5) Century had stopped paying our settlement and defense costs in full (whereas certain of our other insurers – who had been participating in the most recent cost sharing agreement continued to pay at least some percent of our costs).

5. Are there any other insurance companies with which you have an insurance policy that covers the types of claims in question that you have not sued. If so, please explain why these companies have not been sued.

Response: We have been issued more than 100 commercial general liability policies by many different insurers – policies which, subject to their terms and conditions, provide coverage for cumulative trauma product liabilities.

In July 2010, we filed a complaint in Delaware state court seeking declaratory and other relief from the majority of our excess insurance carriers concerning the future obligations of MSA and our excess insurance carriers under various insurance policies.

This action was filed to enforce our rights on all of our applicable policies with three limited exceptions: (1) policies which had been previously exhausted (2) the Settled Insurance Policies referenced above; and (3) policies issued by carriers who are insolvent. The reason for this action was to secure a comprehensive resolution of our rights under the insurance policies issued by our insurers. At this time, the filing of this action does not impact our conclusions with respect to the collectability of insurance receivables.

6. We note that in your response dated September 20, 2010 you provide the collection credits for each year from 2003 to 2009. Please tell us the source of these collections.

Response: From 2003 through 2009, our insurance carriers paid $16.1 million to us as reimbursement of certain insurance receivable balances. These payments related to claims that we had tendered to the carriers for cumulative trauma product liability losses that we had incurred. The cumulative trauma product liability losses that were reimbursed by insurance carriers were related primarily to our settlement losses and defense costs arising from various lawsuits in which plaintiffs alleged to have contracted asbestos-related disease, silica-related disease, or coal workers’ pneumoconiosis (“CWP”) as a result of exposure to asbestos, silica, or coal dust notwithstanding their alleged use of an MSA respirator product. The cumulative trauma product liability losses that we incurred in these lawsuits were the same, in all material respects, as the cumulative trauma product liability losses underlying our insurance receivables balance.

In the earlier years, the insurance receivable balance was lower than actual total cumulative trauma product liability settlement and defense costs incurred because our insurers were paying some or all of these amounts directly under the previously-discussed cost sharing agreements. During those years, significant cumulative trauma product liability claims were paid directly by our insurance carriers.

During the time period of 2003 through 2009, approximately half of the $16.1 million that we collected from insurance carriers was received from Century. The remainder was collected from CNA, Travelers Insurance Co., Hartford Insurance Co., and Westport Insurance Corporation.

7. Please explain why the dollar amount of claims increased during 2006 through 2009. Additionally explain if this represents a trend that you expect to continue.

Response: The “dollar amount of claims” as reflected in the rollforward of the insurance receivable balances included in our in our letter dated September 20, 2010 does not reflect the total amount of settlement and defense costs we actually incurred in defending our cumulative trauma products liability claims in 2003 through 2005. In those years, the insurance receivable balance was lower than actual total settlement and defense costs incurred because our insurers were paying some or all of these costs directly under the previously-discussed cost sharing agreements. Those amounts paid by the insurers were never reflected in the insurance receivable. For example, in 2002 we settled a large lawsuit in California for $12.5 million, which is not reflected in our insurance receivable for that year as it was paid directly by our insurers. Accordingly, while the insurance losses reflected in the rollforward of insurance receivables increased during 2006, the amount of increase is not necessarily attributable to an increase in total defense and settlement costs actually incurred by us.

8. Please clarify the exact nature of each of your lawsuits with your insurance companies, identifying similarities and differences.

Response: To date, we have been involved in the following insurance coverage actions:

•	In 2006, we filed a lawsuit against Century, docketed as Mine Safety Appliances Company v. Century Indemnity Company, et al., Court of Common Pleas, Allegheny County, Pennsylvania, No. G.D. 06-13611.[2]

In this action, we alleged that Century breached five insurance policies by failing to pay amounts due and owing under them.

We also alleged that Century breached the duty of good faith and fair dealing which it owed to us. In other words, we alleged that Century was guilty of acting in “bad faith.”

This lawsuit has been settled and dismissed.

•

In 2009, we filed a lawsuit against CNA, docketed as Mine Safety Appliances Company v. Columbia Casualty Company, United States District Court for the Western District of Pennsylvania, No. 2:09-cv-00373-JFC.

In this action, we alleged that CNA breached one policy by failing to pay us amounts due and owing under that policy.

We also alleged that CNA breached the duty of good faith and fair dealing which it owed to us. In other words, we alleged that CNA was guilty of acting in “bad faith.”

This lawsuit has been settled and dismissed.

•

In 2009, we filed a lawsuit against The North River Insurance Company (“North River”), docketed as Mine Safety Appliances Company v. The North River Insurance Company, et al., United States District Court for the Western District of Pennsylvania, No. 2:09-cv-00348-DSC.

In this action, we allege that North River breached one policy by failing to pay us amounts due and owing under that policy.

We also allege that North River breached the duty of good faith and fair dealing which it owes to us. In other words, we allege that North River is guilty of acting in “bad faith.”

This lawsuit is ongoing.

•

In 2010, North River filed a lawsuit against us and a number of other parties (including Allstate Insurance Company (as successor to Northbrook Excess and Surplus Insurance Company (“Northbrook”)) (“Allstate”), other insurers, and underlying claimants), docketed as The North River Insurance Company v. Mine Safety Appliances Company, et al., Court of Common Pleas, Allegheny County, Pennsylvania, No. G.D. 10-007432.

[2]	Also, in 2006, Century filed an action against us and our other insurers in New Jersey, docketed as Century Indemnity Company v. Mine Safety Appliances Company, et al., Superior Court of New Jersey, Law Division, Mercer County, No. MER-L-1356-06. That action was dismissed quickly on procedural grounds, and the trial court’s dismissal was affirmed by the appellate court. That action did not address any of our rights or obligations under the policies involved.

In this action, North River and Allstate seek a declaration that the CWP claims tendered by us to North River and Allstate do not involve any injury taking place during the period of the North River policy under which a claim was tendered.

Three North River Policies and three Allstate (Northbrook) policies are at issue in this action3 .

The lawsuit, however, will continue as to claims we have filed in response against North River and Allstate. We have asserted claims against both North River and Allstate, alleging that North River and Allstate breached their policies by failing to pay us amounts due and owing under those policies. We also allege that North River has breached the duty of good faith and fair dealing which it owes to us. In other words, we allege that North River is guilty of acting in “bad faith.”

This lawsuit is ongoing.

•

In July 2010, we filed an action against 31 of our insurance carriers, docketed as Mine Safety Appliances Company v. AIU Insurance Company, et al., Superior Court of Delaware, New Castle County, C.A. No. N10C-07-241 MMJ.

In this action, we seek relief concerning the future rights and obligations of MSA and our excess insurance carriers under various insurance policies. The reason for this action was to secure a comprehensive resolution of our rights under the insurance policies issued by our insurers.

This action is ongoing.

These insurance coverage actions are similar in that, generally, in each of them, we allege or alleged that our insurers breached (or will breach) their contractual obligations to us by failing to pay for settlement and defense costs associated with cumulative trauma product liability claims, and, in some cases, engaged in bad faith claims-handling practices in the way that they administered their duties to us as an insured.

We believe, and outside legal counsel agrees, that all of these insurance coverage actions will be governed by Pennsylvania insurance coverage law.

9. Tell us the limits for each of your policies and the amounts that you are contractually able to collect as of December 31, 2009.

Response: MSA has an expansive insurance portfolio with coverage for various aspects of our operations. As previously noted, we have been issued over 100 commercial general liability insurance policies by multiple insurance carriers which provide coverage for cumulative trauma product liability claims. The overall aggregate limit of our

[3]	The three North River policies at issue in this action are different from that policy at issue in the North River action docketed as Mine Safety Appliances Company v. The North River Insurance Company, et al., United States District Court for the Western District of Pennsylvania, No. 2:09-cv-00348-DSC.

remaining solvent policies is sizeable and well in excess of the amount of our insurance receivable at December 31, 2009. The aggregate amount of coverage is more than sufficient to satisfy our additional liabilities as they become due.

As of December 31, 2009, we had experienced no adverse legal events or legal decisions in our coverage litigations which would impair our ability to collect the full limits named in each of those available solvent policies. The same is true to date. Thus, subject to applicable terms and conditions of relevant policies, to date we are contractually able to collect the full policy limits of our remaining solvent policies.

10. We note that you filed a lawsuit against AIU Insurance in Delaware regarding your future rights and obligations of you and your insurance carriers on certain policies. We note that you have relied on Pennsylvania law as a basis for the continued recognition of insurance receivables. Explain whether or not the law suit filed in Delaware impacted your conclusions with respect to the realizability of insurance receivables and why.

Response: In July 2010, we filed an insurance coverage action against AIU Insurance Company and 30 other of our insurance carriers in the Superior Court of Delaware, New Castle County, docketed as Mine Safety Appliances Company v. AIU Insurance Company, et al., C.A. No. N10C-07-241 MMJ.

Although this action has been filed in Delaware, we believe, and outside legal counsel agrees, that, pursuant to applicable legal principles, Pennsylvania substantive law (including Pennsylvania law for the trigger of coverage for cumulative trauma product liability claims and the selection of insurance carriers, as decided in J.H. France) will be applied by the Delaware court.

The reason for this action was to secure a comprehensive resolution of our rights under the insurance policies issued by our insurers.

At this time, the filing of this action does not impact our conclusions with respect to the collectability of insurance receivables. For the reasons we discussed in our previous correspondence, we continue to believe that the recorded insurance receivable balances are collectible and that collection of these amounts is not a question of whether, but rather when and from which insurance carrier they will be collected.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer